Suite 600 – 1090 West Pender Street
Vancouver BC V6E 2N7
Telephone +1 604 683 7645
Facsimile +1 604 683 7929
vancouver@snowdengroup.com
www.snowdengroup.com

Perth, Brisbane, Vancouver, Johannesburg, London

August 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to our technical report dated 13 April 2004 titled Technical Report Maverick Springs Project Nevada, USA (the “Report”).

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Robert McCarthy, P. Eng., on behalf of Snowden Mining Industry Consultants Inc., consent to the use of our name and references to the Report, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the preparation of the Report.

Yours truly,

/s/ Robert McCarthy
Robert McCarthy, P. Eng.
General Manager - Americas
For: Snowden Mining Industry Consultants Inc.

SNOWDEN MINING INDUSTRY CONSULTANTS INC
SNOWDEN IS A SUBSIDIARY OF DOWNER EDI LIMITED